ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

February 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. Brion Thompson and Mr. Briccio Barrientos

Re:	Registration Statement on Form N-14 of Allianz Funds (the “Trust”) filed with the
U.S. Securities and Exchange Commission (the “Commission”) on
December 24, 2009 (File No. 333-164017) (the “Registration Statement”)

Dear Mr. Thompson and Mr. Barrientos:

This letter responds to comments of the staff of the Commission (the “Staff”) provided orally by Mr. Brian Thompson (including comments of Mr. Barrientos as delivered by Mr. Thompson) on January 20 and 21, 2010 regarding the Registration Statement of the Trust relating to the proposed acquisition of the assets and liabilities of Nicholas-Applegate Emerging Markets Fund, Nicholas-Applegate Global Select Fund and Nicholas-Applegate U.S. Systematic Large Cap Growth Fund (the “NAIF Funds”), each a series of Nicholas-Applegate Institutional Funds, by, respectively, Allianz NACM Emerging Markets Opportunities Fund, Allianz NACM Global Fund and Allianz NACM Growth Fund (the “Acquiring Funds” and, together with the Acquired Funds, the “Funds”), each a series of the Trust, in exchange for shares of the corresponding Acquiring Fund (the “Mergers”). For convenience of reference, the Staff’s comments have been summarized before each response.

1.	Comment: Disclosure in the President’s Letter states that “in certain cases” the expenses of the NAIF Fund would be lower than those of the corresponding Acquiring Fund, either after taking into account fee offsets applicable to the NAIF Fund or after excluding the effects of an expense waiver applicable to the Acquiring Fund. In this and other instances in the Prospectus/Proxy Statement (the “Prospectus”) where similar disclosure appears, please revise to identify specifically the Acquiring Fund(s) or classes to which the phrase “in certain cases” refers.

Response: The noted disclosure in the President’s Letter has been revised as follows (new language denoted by underlining and deletions by ~~strikethrough~~):

“Equivalent or lower expenses. The operating expense ratios of the Acquiring Fund shares to be received in the Mergers are in each case equal to or lower than the operating expenses of the NAIF Fund shares for which they would be exchanged. However, as described in the Prospectus/Proxy Statement under “A. Overview,” this does not account for certain fee offset arrangements applicable to the NAIF Funds, after the application of which, NAIF Fund expenses are lower than Acquiring Fund expenses ~~in certain cases~~ in the case of Class II shares of the Nicholas-Applegate Emerging Markets Fund and Nicholas-Applegate Global Select Fund. Also, ~~in certain cases~~ in the case of the Allianz NACM Emerging Markets Opportunities Fund, the expenses of the Acquiring Fund are equal to or lower than the corresponding NAIF Fund due to an expense waiver by the Acquiring Fund’s investment adviser, which has currently committed to keep such waiver in place only until March 31, 2011.

Corresponding changes have been made throughout the Prospectus.

2.	Comment: In the Notice of Meeting, the description of the proposed Mergers states that each NAIF Fund would transfer its assets “in exchange for shares of the corresponding [Acquiring Fund].” In this and each other instance where similar disclosure appears, please clarify that the shares each NAIF Fund would receive are Institutional Class shares of the corresponding Acquiring Fund.

Response: The requested changes have been made throughout the Prospectus.

3.	Comment: Please state in your response letter whether the Trust is relying on the exemption provided by Rule 17a-8 under the Investment Company Act of 1940 (the “1940 Act”) to the general prohibition of Section 17(a) on certain affiliated transactions. Further, please confirm to the Staff whether the Board of Trustees of the Acquiring Funds made the specific determinations required by Rule 17a-8.

Response: The Trust confirms that it is relying on the exemption provided by Rule 17a-8 with respect to the Mergers. At a meeting held on December 10, 2009, the Board of Trustees of the Acquiring Funds, including a majority of the Trustees who are not “interested persons” (as that term is defined in the 1940 Act) of the Acquiring Funds, determined that (i) each Merger is in the best interests of shareholders of the applicable Acquiring Fund and (ii) the consummation of each Merger will not result in the dilution of the current interests of any Acquiring Fund shareholders.

4.	Comment: Following the tabular comparison of each NAIF Fund’s and corresponding Acquiring Fund’s investment strategies ending on page 9 of the Prospectus, please include a brief summary highlighting the material differences between the Funds’ strategies or, if there are none, so state. Similarly, following the comparison of each NAIF Fund’s and corresponding Acquiring Fund’s fundamental investment restrictions ending on page 10 of the Prospectus, please include a brief summary of the material differences in the Funds’ risk profiles resulting from their respective fundamental policies or, if there are none, so state.

Response: The following disclosure has been added on page 9 of the Prospectus (new language denoted by underlining):

“As reflected in the tabular presentation above, the Nicholas-Applegate Global Select Fund has a policy to invest at least 80% of net assets in the common stock of companies tied economically to a number of different countries throughout the world, one of which may be the United States, and will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Allianz NACM Global Fund, though its investment practices are substantially identical, is not subject to an explicit policy with respect to 80% of its assets, and is not required to provide shareholders 60 days’ notice of a change to its investment policies. NACM and Allianz Global Fund Management believe that any other differences in the above descriptions do not reflect any material differences in the way NACM manages the investment portfolio of each NAIF Fund and the corresponding Acquiring Fund.”

In addition, the following disclosure has been added page 10 of the Prospectus:

“NACM and Allianz Global Fund Management believe that the differences in the Funds’ fundamental investment restrictions do not cause NACM to manage an Acquiring Fund’s investment portfolio differently from the way it manages the investment portfolio of the corresponding NAIF Fund, and that such differences in restrictions do not subject the Acquiring Fund to risks that materially differ from those of the corresponding NAIF Fund.”

5.	Comment: In the annual fund operating expense table on page 11 of the Prospectus, please retitle the columns labeled “Total Annual Fund Operating Expenses” and “Net Annual Fund Operating Expenses” as, respectively, “Total Annual Fund Operating Expenses (Before Expense Reductions)” and “Total Annual Fund Operating Expenses (After Expense Reductions).” See Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested changes have been made.

6.	Comment: Please reformat the annual fund operating expense table on page 11 of the Prospectus to facilitate comparison of the expenses of each NAIF Fund with the pro forma expenses of the corresponding Acquiring Fund.

Response: The tables have been reformatted (i) to array the Fund and Class names along the horizontal axis and (ii) to set off in a separate table each NAIF Fund and Acquiring Fund pair, which the Trust believes will facilitate the comparison of expense ratios by readers.

7.	Comment: In the annual fund operation expense table on page 11 of the Prospectus, the column labeled “Management Fees” indicates that the management fees paid by each Acquiring Fund are 0.35% to 0.40% higher those paid by each NAIF Fund. Please revise the disclosure to address this seemingly significant difference in the narrative accompanying the table.

Response: The difference noted in the Comment is principally a difference of presentation rather than an actual difference in fee rates payable to the Funds’ investment managers. Specifically, while the NAIF Funds include fees paid pursuant to their administrative services agreement under “Other Expenses,” the Acquiring Funds include such fees under “Management Fees,” resulting in a significantly larger number. In response to the Comment and in order to facilitate comparison, NAIF Fund expenses have been restated such that administrative fees are included under “Management Fees” consistent with the Acquiring Funds’ presentation.

8.	Comment: According to the annual fund operating expense table on page 11 of the Prospectus, the expenses of the Allianz NACM Emerging Markets Opportunities Fund, prior to any waiver, are higher than the expenses of each class of the Nicholas-Applegate Emerging Markets Fund. Please add disclosure stating this in the narrative accompanying the table.

Response: The following disclosure has been added to the narrative accompanying the annual fund operating expense table:

“The expense comparisons set forth below do not take into account certain expense offsets currently in place for each NAIF Fund. If they did take these offsets into account, NAIF Fund expenses would be lower. In addition, as indicated in the table below, absent an expense waiver by the Allianz NACM Emerging Markets Opportunities Fund’s investment adviser, which has committed to keep such waiver in place only until March 31, 2011, that Fund’s expenses would be higher than each class of the Nicholas-Applegate Emerging Markets Fund.

9.	Comment: In the expense examples table on page 12 of the Prospectus, the Staff’s calculation of certain figures (presented in parentheses in the excerpt below) differs from those presented in the initial Registration Statement filing. Please indicate the reason for these differences or conform the presentation to the Staff’s calculations.

Fund and Share Class	1 year	3 years	5 years	10 years
Allianz NACM Emerging Markets Opportunities Fund – Institutional Class	144(145)	448(449)	774(776)	1,698(1,702)

Allianz NACM Emerging Markets Opportunities Fund – Institutional Class (pro forma)	131	435	762(764)	1,687(1,691)

Response: The expense examples have been conformed to the Staff’s calculations. The differences noted in the Comment occur because the Staff’s calculations are based on the expense ratios in the annual operating expense table, which are presented to two decimal places, while the Trust initially calculated the expense examples using additional significant figures.

10.	Comment: Please add a footnote to the pro forma capitalization tables on pages 27 and 28 of the Prospectus explaining why the downward adjustment to the number of shares of each NAIF Fund in connection with the applicable Merger does not equal the upward adjustment to the number of shares of the corresponding Acquiring Fund.

Response: In response to the Comment, a numerical flag has been added to the table entries presenting the “Pro Forma Adjustment” to the number of “Shares Outstanding,” and the following footnote has been inserted below the table:

“(2)	Because the Net Asset Value per Share for each class of NAIF Fund shares is different from that of Institutional Class shares of the Acquiring Fund, the net assets attributable to the NAIF Fund correspond to a different number of shares of the Acquiring Fund than of the NAIF Fund.”

11.	Comment: Please indicate whether there will be any “forced” repositioning of a NAIF Fund’s investment portfolio in connection with the applicable Merger as a direct result of there being certain holdings of the NAIF Fund that would violate the corresponding Acquiring Fund’s policies or investment restrictions. If so, please identify such holdings in the Schedule of Investments in the Pro Forma Financial Statements. If not, please add a statement to each Schedule of Investments to the effect that none of the NAIF Fund’s holdings will be sold to comply with the corresponding Acquiring Fund’s policies.

Response: The Trust confirms that any repositioning is at the discretion of the applicable Acquiring Fund’s portfolio managers and is not “forced” as a result of differences in investment policies or restrictions. The following statement has been added at the foot of each Schedule of Investments in the Pro Forma Financial Statements:

“Any sales of NAIF Fund holdings in connection with the Merger will be at the discretion of the Acquiring Fund’s portfolio managers and no holdings will be sold in order to avoid violating any of the Acquiring Fund’s investment policies and restrictions.”

12.	Comment: In the Pro Forma Notes to Financial Statements relating to each Merger, to the extent not already disclosed, please state that certain figures contained in the Pro Forma Financial Statements are based on estimates.

Response: In response to the Comment, the following statement (designated by underlining) has been added in the Pro Forma Notes to Financial Statements relating to each Merger:

“Certain figures in the pro forma financial statements are based upon estimates. The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the financial statements would have appeared had the Reorganization actually occurred.”

* * * * *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Should you have any questions, please do not hesitate to call me at (617) 951-7467. Thank you for your assistance.

Very truly yours,

/s/ Johnathan Mathiesen

Johnathan Mathiesen

cc:	Brian S. Shlissel
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.